SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 2004

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  SAVINGS PLAN
                            (Full title of the Plan)


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                     2 PARAGON DRIVE, MONTVALE, NEW JERSEY  07645
-----------------------------------------------------------------------------
                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                        of its principal executive office)



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 THE GREAT ATLANTIC & PACIFIC
                                                 TEA COMPANY, INC.



Date:  July 14, 2005         By    /s/Brenda M. Galgano
                                   ------------------------
                                   Brenda M. Galgano
                                   Senior Vice President,Corporate Controller

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
           -----------------------------------------------------------



              Financial Statements as of December 31, 2004 and 2003
                    and for the Year Ended December 31, 2004


-------------------------------------------------------------------------------


                    Prepared for filing as part of the Annual
                     Return/Report of Employee Benefit Plan
                                   (Form 5500)

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
           -----------------------------------------------------------




                                 TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                         Page
                                                                         ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....                2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  DECEMBER 31, 2004 AND 2003 ..............................                3


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 2004.....................                4

NOTES TO FINANCIAL STATEMENTS..............................                5

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
     PARTICIPANT CONTRIBUTIONS ............................               10

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
    (HELD AT END OF YEAR) .................................               11




Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
----------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
Florham Park, NJ
July 14, 2005

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                 SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2004 AND 2003






                                                                         2004                     2003
                                                                     -----------------        ------------------


Assets:

  Investments - at fair value (Note 3)                                    $295,022,927              $276,388,108

    Receivables:

       Participant Contributions                                                46,481                   176,993


       Employer Contributions                                                   19,122                    61,150
                                                                          ------------              ------------

    Total receivables                                                           65,603                   238,143

    Total Assets                                                           295,088,530               276,626,251
                                                                          ------------              ------------

Liabilities:

  Accrued expenses                                                                   -                     (500)
                                                                          ------------              ------------

  Total Liabilities                                                                  -                     (500)
                                                                          ------------              ------------

Net assets available for benefits                                         $295,088,530              $276,625,751
                                                                          ============              ============











                           The accompanying notes are an
                               integral part of these
                                financial statements.

                   THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                     SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           FOR THE YEAR ENDED DECEMBER 31, 2004




                                                                                                       2004
                                                                                            ----------------------

Additions:
Additions to net assets attributed to:

    Investment income:
         Net appreciation in fair value of investments (Note 3)                             $        14,211,519
         Interest income                                                                              4,718,934
         Dividend income                                                                              2,405,674
         Other income                                                                                 1,563,107
                                                                                                   ------------
                                                                                                     22,899,234

      Contributions:
         Participants                                                                                15,219,547
         Employer                                                                                     4,506,084
                                                                                                   ------------
                                                                                                     19,725,631

              Total additions                                                                        42,624,865
                                                                                                   ------------

Deductions:
Deductions from net assets attributed to:

    Benefits paid to participants                                                                    24,140,534
    Administrative expenses                                                                              21,552
                                                                                                   ------------

              Total deductions                                                                       24,162,086
                                                                                                   ------------

              Net increase in net assets available for benefits                                      18,462,779

       Net assets available for benefits:
          Beginning of year                                                                         276,625,751
                                                                                                   ------------

          End of year                                                                              $295,088,530
                                                                                                   ============





                        The accompanying notes are an
                            integral part of these
                             financial statements.

            THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN


1. PLAN DESCRIPTION

      The following description of The Great Atlantic & Pacific Tea Company, Inc. ("Company") Savings Plan ("Savings Plan") provides only general information. Participants should refer to the Savings Plan summary plan description for a more complete description of the Savings Plan's provisions.

      General

      The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement (CBA), as well as employees covered by the CBA where the CBA specifically provides for such coverage.

      The Savings Plan was amended effective November 2000, resulting in changes in the investment of contributions and changes in investment options. Participants are permitted to change their contribution rates once per month. In addition, they may change their investment options with regard to future contributions and reallocate the way existing balances are invested on any business day.

      Prior to May 4, 2004, the Savings Plan covered employees of the Company who completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older, or the earlier of five years of service if under age 21, if under age 21 at the time of employment. Effective May 4, 2004 the Plan was amended to (a) allow employees to contribute to the Plan the first of the month following their date of hire if age 21 or older or the earlier of five years of service if under age 21, if under age 21 at the time of employment, and (b) state that each participant shall be 100% vested in the event of termination or partial termination of the Plan (if Participant is affected by partial termination) or upon retirement, disability or death.

      Contributions

      Eligible employees have the option to contribute from 1% to 20% of their base compensation to the Savings Plan. This can be any combination of pre and post tax percentages, as long as the total of the percentages does not exceed 20% of base compensation. The Internal Revenue Service limits the maximum amount a participant may contribute, which was $13,000 for fiscal 2004. The Company matches 50% of employees' contributions up to 6% of their compensation.

      Participants direct the investment of their contributions into the plan, as discussed in Note 3, which includes various investment options offered by the Savings Plan. Employee contributions may not be allocated to the Employer Stock Fund.

      Vesting

      Participants are always 100% vested in their contributions and become fully vested in the Company's matching contributions after five years, in accordance with the following schedule:


                                                    Vesting Percentage
                                                    ------------------
              Less than 2 years                              0%
              2 years but less than 3 years                 25%
              3 years but less than 4 years                 50%
              4 years but less than 5 years                 75%
              5 years or more                              100%

      Payment of Benefits

      Participants receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit. Participants may generally withdraw unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of "financial hardship" as defined in the Plan.

      Forfeited Accounts

      At December 31, 2004, and December 31, 2003, forfeited nonvested accounts totaled $79,620 and $253,590, respectively. These accounts will be used to decrease future employer contributions. Also, during the year ended December 31, 2004, employer contributions were reduced by $425,539 from forfeited nonvested accounts.

      Participant Loans

      Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear a fixed interest rate for the duration of the loan. The rate equals Prime plus 1% as published in the Wall Street Journal 15 days prior to the start of the calendar quarter. Principal and interest is paid ratably through payroll deductions. During the year ended December 31, 2004, and December 31, 2003, the interest rates on participant loans ranged from 5.75% to 10.50% and 5.00% to 10.50%, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed by the Savings Plan are as follows:

      Basis of Accounting -

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

      Use of Estimates -

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition -

      The Plan's investments are presented at fair value. Shares of Company Stock are valued at quoted market prices, investments in mutual funds are valued at net asset value and the A&P Stable Value Investment is based on book value of the contracts within the fund.

      Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

      Expenses -

      Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor, as provided in the Plan document.

      Payment of Benefits -

      Benefit payments to participants are recorded upon distribution.

      Risks and Uncertainties -

      The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3.    INVESTMENTS

      The following table presents investments, all of which are publicly traded, except for the A&P Stable Value Investment which is valued based on book value of the contracts within the fund.



                                                                           December 31, 2004              December 31, 2003
                                                                      --------------------------       ----------------------

        Wells Fargo Stable Value Fund                                         $  5,710,874                   $  9,695,624
        Galliard Managed Income Fund                                            34,187,437                     33,185,195
        AIG Financial Products Corp.                                            17,494,995                     16,962,704
        AIG Financial Products Corp.                                            40,695,991                     40,958,231
        Union Bank of Switzerland AG                                             7,214,869                      5,840,038
        Dryden Stock Index Fund I                                               63,852,389                     62,314,583
        PIMCO Total Return A                                                    22,507,879                     21,771,481
        AIM Balanced A Fund                                                              -                     20,333,156
        John Hancock Small Cap Value A Fund                                     12,209,305                     10,874,208
        Amer Funds EuroPacific Growth A                                         12,646,747                      9,503,774
        MFS Massachusetts Investors Growth Stock A                              17,906,095                     15,313,588
        Alliance Bern Growth & Income                                           20,060,517                     16,142,770
        Lord Abbett Mid Cap Value A Fund                                        11,198,390                      5,951,391
        A&P Stock                                                                  356,965                        323,434
        American Balanced Fund                                                  24,719,855                      2,825,596
        Loan Fund                                                                4,260,619                      4,392,335
                                                                              ------------                   ------------
                                                                              $295,022,927                   $276,388,108
                                                                              ============                   ============






      During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,211,519 as follows:



        Net appreciation (depreciation) in fair value of investments:

           Common stock                                                                   $    60,865
           Mutual Funds                                                                    14,150,654
                                                                                          -----------
                Net appreciation                                                          $14,211,519
                                                                                          ===========



4. RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of a common collective trust and mutual funds managed by Prudential Trust Company. Prudential Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The A&P Stock is comprised of investments in Company stock that were made in prior years. Employees may no longer select this investment option.

      Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code's and ERISA's rules on prohibited transactions.

5. PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant would receive the value of his or her interest in the trust funds attributable to both participant and employer contributions for all years of participation.

6. FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended (Refer to Note 1) since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. DELIQUENT PARTICIPANT CONTRIBUTIONS

      As reported on the supplemental schedule, certain employee contributions were not remitted to the trust within the time frame specified by the Department of Labor, therefore constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2004. The Company will remit earnings on the delinquent participant contributions subsequent to year end.

          THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN


    SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
    ----------------------------------------------------------------------










                                     Participant Contributions           Total that Constitute Nonexempt
                                      Transferred Late to Plan               Prohibited Transactions
                                  ---------------------------------      -------------------------------



January 2004                              $   1,458                               $   1,458
February 2004                                30,618                                  30,618
March 2004                                    3,611                                   3,611
April 2004                                    4,601                                   4,601
May 2004                                      8,690                                   8,690
June 2004                                    10,921                                  10,921
July 2004                                    23,651                                  23,651
August 2004                                     713                                     713
September 2004                                2,390                                   2,390
October 2004                                  2,021                                   2,021
November 2004                                 5,572                                   5,572
December 2004                                 1,106                                   1,106
                                  ---------------------------------     --------------------------------
    Total                                 $  95,352                               $  95,352









                                               THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN


                                               SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)



                                             Description of Investment
                                             including maturity date, rate of
Identity of Issue, Borrower,                 interest, collateral, par or
Lessor, or Similar Party                     maturity value                                      Cost               Current Value
------------------------------------         -----------------------------------        ----------------------     ---------------


Wells Fargo Stable Value Fund                Collective Trust Fund,                              $  4,871,185         $ 5,710,874
                                             Maturity 12/31/05, Rate of interest 4.35%

Galliard Managed Income Fund                 Collective Trust Fund                                 29,160,745          34,187,437
                                             Maturity 12/26/08, Rate of interest 5.23%

AIG Financial Products Corp.                 Guaranteed Investment Contract                        14,922,647          17,494,995
                                             Maturity 8/25/08, Rate of interest 5.32%

AIG Financial Products Corp.                 Guaranteed Investment Contract                        34,712,324          40,695,991
                                             Maturity 9/27/08, Rate of interest 4.80%

Union Bank of Switzerland AG                 Guaranteed Investment Contract                         6,154,043           7,214,869
                                             Maturity 6/6/09, Rate of interst 5.20%
Dryden Stock Index Fund I (*)                Mutual fund                                           65,970,217          63,852,389
American Balanced Fund                       Mutual fund                                           23,701,272          24,719,855
PIMCO Total Return A                         Mutual fund                                           22,545,006          22,507,879
MFS Massachusetts Investors Growth           Mutual fund
     Stock A                                                                                       17,769,170          17,906,095
Alliance Growth and Income A                 Mutual fund                                           17,840,428          20,060,517
Amer Funds Euro Pacific Growth A             Mutual fund                                           10,313,106          12,646,747
John Hancock Small Cap Value A               Mutual fund                                           10,478,339          12,209,305
Lord Abbett Mid Cap Value A Fund             Mutual fund                                            8,999,530          11,198,390
A&P Stock (*)                                A&P Stock                                                345,867             356,965
Participant loans                            Mature from 2005 to 2024,5.75% - 10.50%                        -           4,260,619







(*) Party-in-interest






                                                                              -11-

                                                              Exhibit 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-119045, 333-78805, and 033-54863) of The Great
Atlantic & Pacific Tea Company, Inc. of our report dated July 14, 2005 relating to the financial statements of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Florham Park, NJ
July 14, 2005

                                                            Exhibit 99.1



                Certification Pursuant To 18 U.S.C. Section 1350,
                             As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jack Witt, Vice President of Labor Relations, of The Great Atlantic & Pacific Tea Company, Inc., certify, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




July 14, 2005                                /s/ Jack Witt
                                             -------------
                                             Jack Witt
                                             Vice President of Labor Relations












                                      -13-